March 25, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (305) 231-6660.

Humberto L. Lopez
Chief Financial Officer
BankUnited Financial Corporation
255 Alhambra Circle
Coral Gables, FL 33314

Re: BankUnited Financial Corporation
Form 10-K for the Year Ended September 30, 2004
Forms 10-Q for the fiscal year 2005
File Number 001-13921

Dear Mr. Lopez,

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management`s Discussion and Analysis

General

1. Please revise throughout the document to clarify the nature of the activity that you currently refer to as securitizations. It appears that you merely sell whole loans and that the purchaser sells the loans into securitization trusts. If that is the case, than the purchaser of your loans is the transferor under SFAS 140 and is the party that securitizes the loans. It appears that you choose to receive MBS`s in exchange for the loans instead of cash. Also, if you are not the transferor to the securitization trusts under SFAS 140, the MBS`s are merely SFAS 115 securities and not retained interests as your currently refer to them.

2. Please revise your discussion of non-interest income to clarify how the recognition of mortgage servicing rights resulted in gains in each of the periods presented.

Liquidity and Capital Resources - page 21

3. Please revise your liquidity discussion to include the following:
* Disclose the amount of FHLB borrowings obtained through the convertible advances program and the "knockout" advance program so investors will know how much of your debt is potentially callable.
* Disclose the agreed upon threshold rate at which the "knockout" advances become callable.

Comparison of Operating Results for the Fiscal Years Ended
September
30, 2004 and 2003

Net Interest Income - page 31

4. Please exclude loans held for sale in all Industry Guide 3 disclosures, which are intended to reflect portfolio loans. Also, please include the fixed and variable interest rate information required by Item III.B of Industry Guide 3.

Consolidated Financial Statements

General

5. Please revise to include the disclosure requirements of paragraph
17(e) for your servicing assets. Supplementally provide us drafts of your proposed changes.

Form 10-Q

6. Please supplementally tell us, and revise to provide similar disclosures, how the acceleration of the vesting period for the options granted to the CEO and COO did not meet the criteria for variable accounting under FIN 44.

*	*	*

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments, indicates your intent to include the requested disclosure in future filings, and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Rebekah Moore at (202) 824-5482 or myself at
(202) 942-1782 if you have questions regarding our comments and related matters.

                                   Sincerely,



                                   Paul Cline
                                   Senior Accountant

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Mr. Humberto L. Lopez
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